Exhibit 12.1

Foundation Coal Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions except ratio)

	Successor		Predecessor
	Twelve Months Ended December 31,	For the Period From February 9, 2004 (date of formation) Through December 31,	Seven Months Ended July 29,	Twelve Months Ended December 31,
	2005	2004	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations before income tax	$135.4	$28.1	$(142.4)	$25.8	$38.2	$20.0
Adjustments:
Interest expense(a)	63.2	26.7	20.3	51.2	54.5	58.3
Minority interest of majority owned subsidiaries	—	—	—	—	—	(15.0)
Equity loss of affiliates	—	—	—	—	—	—
	$198.6	$54.8	$(122.1)	$77.0	$92.7	$63.3
Fixed Charges:
Interest expense	$59.5	$26.7	$18.0	$46.9	$48.9	$52.5
Portion of rental expense representative of interest	3.7	1.2	2.3	4.3	5.6	5.8
	$63.2	$27.9	$20.3	$51.2	$54.5	$58.3
Ratio of earnings to fixed charges	3.1	2.0	(b )	1.5	1.7	1.1

(a)           Includes interest expense and portion of rental expense representative of interest.

(b)          The ratio was less than 1:1 for the period from January 1, 2004 to July 29, 2004 as earnings were inadequate to cover fixed charges by the deficiencies of $142.4 million.